24 August, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary



Billabong
International
Limited
ABN 17 084 923 946
1 Billabong Place
Burleigh Heads QLD 4220
Australia
PO Box 283
Burleigh Heads QLD 4220
Australia
Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Information Submitted Pursuant to Exchange Act Rule 12g3-2(b)(1)(i)

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 4E – Full Year Results ended 30 June 2007	24/08/2007	ASX
Full Financial Report 30 June 2007	24/08/2007	ASX
CEO & CFO address on the Full Year Results ended 30 June 2007	24/08/2007	ASX
Media Release – Full Year Results ended 30 June 2007	24/08/2007	ASX
Appendix 3B – Issue of shares upon exercise of options	14/08/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	14/08/2007	ASIC
Appendix 3B – Issue of shares upon exercise of options	27/07/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	27/07/2007	ASIC
Appendix 3Z – Final Director's Interest Notice (G Pemberton)	13/07/2007	ASX
In-principle agreement to acquire South African business	29/06/2007	ASX
Appendix 3B – Issue of shares upon exercise of options	26/06/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	26/06/2007	ASIC

END